October 28, 2016

James E. O’Connor, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Total Return Fund, Inc. (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price Total Return Fund (the “Fund”)

   Investor Class

   I Class

   Advisor Class (each, a “Class” and together, the “Classes”)

 File Nos.: 333-213574 / 811-23180

Dear Mr. O’Connor:

The following is in response to your comments provided on October 7, 2016, regarding the Registrant’s registration statement filed on Form N-1A on September 9, 2016 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please advise us if you expect to submit an exemptive application or a no-action request in connection with your registration statement.

Response: We do not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Prospectus

Investment Objective, page 1

Comment: Given the description of the Fund’s strategy, it appears that its investment objective should be revised to clarify that capital appreciation will be a secondary objective. If not, please inform us why it is not.

Response: We intend to revise the investment objective as follows (new language underlined):

The Fund seeks to maximize total return through income and, secondarily, capital appreciation.

Fee Table, page 2

Comment: Footnotes b, c, and d include language discussing limits on reimbursement. Please clarify this language to state that the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the Fund’s net expense ratio in place at the time such amounts were waived; and (2) the Fund’s current net expense ratio (before recoupment).

Response: We believe the language on reimbursements included in footnotes b, c, and d is consistent with the expense limitation agreement currently in effect between the Fund, with respect to each of its Classes, and T. Rowe Price Associates, Inc. (“T. Rowe Price”), which provides that any expenses waived or paid by T. Rowe Price pursuant to each Class’ expense limit are subject to reimbursement to T. Rowe Price by the Fund or that Class whenever the Class’ expenses are below the contractual expense cap for that Class. However, no reimbursement will be made more than three years after the waiver or payment of those expenses by T. Rowe Price or if such reimbursement would result in that Class’ expenses exceeding the contractual expense cap for that Class. We note that the Investor and Advisor Class have an expense limit on the Class’ total expense ratio while the I Class expense limit only applies to the I Class’ operating expenses. Because the agreement that is currently in place does not require the Fund or its Classes to only make repayments to T. Rowe Price if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the Fund’s net expense ratio in place at the time such amounts were waived; and (2) the Fund’s current net expense ratio (before recoupment), we believe these additional requirements should not be added to the footnotes.

Principal Investment Strategies, page 3

Comment: We note that the Fund may invest in asset-backed securities and mortgage-backed securities. Please explain to the staff the types and amounts of asset-backed securities and/or mortgage-backed securities in which the Fund may invest. In addition, please confirm to the staff that the Fund will not invest more than 25% in privately issued mortgage-backed securities. We may have additional comments.

Response: As described in Section 2 of the prospectus, the Fund may invest in a variety of mortgage-backed securities, including agency and non-agency mortgage backed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations, and stripped mortgage securities. The Fund may also invest in asset-backed securities, which may include collateralized loan obligations. We confirm that the Fund will not invest more than 25% in privately issued mortgage-backed securities. Subject to the 25% limit in privately issued mortgage-backed securities, there is no overall on the Fund’s investments in mortgage- or asset-backed securities.

Comment: Please state the lowest grade securities in which the Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade.

Response: There is no minimum grade requirement for securities that the fund can purchase. Therefore, we intend to add the following to the Principal Investment Strategies in Section 1 of the prospectus:

The Fund may purchase securities of any credit rating, including distressed and defaulted securities.

In conjunction with this addition, we intend to add the following risk disclosure on distressed and defaulted securities under the heading “Junk investing risk” in Section 1 of the prospectus:

Any investments in distressed or defaulted securities subject the fund to even greater credit risk than investments in other below investment-grade bonds. Investments in obligations of restructured, distressed and bankrupt issuers, including debt obligations that are already in default, generally trade significantly below par and may be considered illiquid. Defaulted securities might be repaid only after lengthy bankruptcy proceedings, during which the issuer might not make any interest or other payments, and such proceedings may result in only partial recovery of cash payments or no recovery at all. In addition, recovery could involve an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative and be valued by the fund at significantly less than its original purchase price. In addition, investments in distressed issuers may subject the fund to liability as a lender.

 In addition, we intend to add the following risk disclosure in Section 2 of the prospectus:

The fund’s credit risk will increase if it invests in credit obligations of distressed issuers and other issuers involved in restructurings, including those that are in covenant or payment default. Such obligations are subject to a multitude of legal, industry, market, economic and governmental forces, each of which makes analysis of these companies inherently difficult. The repayment of defaulted obligations is subject to significant uncertainties and might be repaid, either in full or in part or through the receipt of a new security or obligation, only after lengthy workout or bankruptcy proceedings. A bankruptcy court may approve actions that would be contrary to the fund’s interests and, if an anticipated transaction does not occur, the fund may be required to sell its investment at a substantial loss.

Comment: Please disclose how and why the adviser will decide to invest in certain securities (e.g., Treasury securities), as opposed to others (e.g., bank loans or emerging market debt).

Response: We intend to add the following to the Principal Investment Strategies to generally describe how and why the adviser will decide to invest in certain securities:

When deciding whether to adjust allocations among the various types of securities in which the fund may invest, the adviser weighs such factors as the outlook for inflation and the economy, expected interest rate movements, credit conditions, and the yield advantage that lower-rated bonds may offer over investment-grade bonds. When there is a large yield difference between the various quality levels and the outlook warrants, the fund may move down the credit scale and purchase lower-rated bonds with higher yields, such as junk bonds and emerging market bonds. When the difference is small or the outlook warrants, the fund may concentrate investments in higher-rated issues, such as Treasury securities.

Comment: The use of delayed delivery agreements, forward commitments, or dollar rolls to finance the Fund’s positions in agency mortgage-backed securities may result in the creation of senior securities. (For example, a TBA is a futures contract and a dollar roll is conceptually similar to a reverse repurchase agreement.) As an open-end Fund, the Fund is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Nevertheless, the issue of compliance with Section 18(f)(1) will not be raised with the Commission by the Division of Investment Management where a Fund maintains the appropriate asset segregation or offsetting positions. See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987), Robertson Stephens Investment Trust (Aug. 24, 1995), and Merrill Lynch Asset Management, L.P. (July 2, 1996). Do you consider that the Fund’s use of delayed delivery agreements, forward commitments, or dollar rolls may create senior securities? If so, please inform the staff how the Fund will cover, consistent with the principles of Release 10666, the Fund's economic exposure created by these instruments.

Response: We acknowledge that the Fund’s use of delayed delivery agreements, forward commitments, or dollar rolls may create senior securities. Consistent with the principles of Release 10666, for each delayed delivery agreement, forward commitment, or dollar roll, the Fund will cover the contractual purchase price or, for sales commitments, the market value of the commitment, until settlement. In addition, for purchase and sales commitments with the same delivery date, interest rate, maturity date, and issuer, we may net the two positions to determine the amount of coverage required.

Comment: Page 25 of the prospectus states, “Credit default swaps can increase the Fund’s exposure to credit risk and could result in losses if evaluation of the creditworthiness of the counterparty, or of the company or government on which the credit default swap is based, is incorrect.” Please confirm to the staff that the Fund will set aside liquid assets to cover the notional value of credit default swaps where the Fund is the protection seller. Also, please be aware that the Commission or its staff may issue future guidance on the coverage requirements for derivatives to avoid senior security treatment, which could impact the manner in which the Fund operates.

Response: We confirm that the Fund will cover the notional value for credit default swaps where the Fund is the protection seller.

Principal Risks, page 4

Comment: It appears that high portfolio turnover may be a principal risk of investing in the Fund. If so, please add the appropriate disclosure.

Response: We intend to add the following as a Principal Risk of investing in the Fund:

Portfolio Turnover Risk The fund may actively and frequently trade its portfolio securities or other instruments to carry out its investment strategies. High portfolio turnover may adversely affect the fund’s performance and increase transaction costs, which could increase the fund’s expenses. High portfolio turnover may also result in the distribution of higher capital gains when compared to a fund with less active trading policies, which could have an adverse tax impact if the fund’s shares are held in a taxable account.

 In addition, we intend to add the following to Section 2 of the prospectus:

Portfolio Turnover Risk High portfolio turnover may result in increased transaction costs to the fund, which may include dealer mark-ups, brokerage commissions, and other transaction costs related to the sale of securities and reinvestment of the proceeds in other securities. Since bonds typically have a maturity date and will eventually require reinvestment, funds investing primarily in bonds tend to have higher portfolio turnover than funds investing primarily in stocks. For funds investing in shorter-term securities, mortgage-backed securities, and callable debt instruments, more frequent reinvestment of principal is typically required. The use of mortgage dollar rolls and participation in TBA transactions may significantly increase the fund’s portfolio turnover rate.

Statement of Additional Information

Fundamental Policies, page 337

Comment: The explanatory paragraph describing the general limitation on borrowings at the end of the section on page 341 states: “If the asset coverage falls below 300%, the investment company must, within three business days, reduce the amount of its borrowings to satisfy the 300% requirement.” Section 18(f)(1)of the 1940 Act provides, however, that the required reduction must occur “within three days thereafter (not including Sundays and holidays).” Please revise the policy to conform to the statute.

Response: We have revised the disclosure as follows (new language underlined):

If the asset coverage falls below 300%, the investment company must, within three days thereafter (not including Sundays and holidays), reduce the amount of its borrowings to satisfy the 300% requirement.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Total Return Fund, Inc.